THE WESTAIM CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares of The Westaim Corporation (the “Corporation”) will be held at the Fairmont Royal York Hotel, British Columbia Room, 100 Front Street West, Toronto, Ontario, on November 21, 2008, at 10:00 a.m. (Toronto time) for the following purposes:
(1)	to consider and, if thought advisable, to pass by way of ordinary resolution a resolution (the “Share Issuance Resolution”) approving the business combination (the “Reorganization”) involving the Corporation, Plumb-Line Income Trust, Plumb-Line Masonry Group Inc., F&D Management Services Ltd., Four Star Gravel Contractors Ltd., Asty Concrete & Construction Ltd. and Nascor Ltd., a wholly owned subsidiary of Arcticor Structures Limited Partnership, all as more particularly set forth and described in the accompanying Information Circular of the Corporation (the “Circular”);

(2)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of special resolution, if required and as the case may be, a resolution approving the filing of articles of amendment in order to effect either a consolidation or split of the outstanding common shares of the Corporation, all as more particularly set forth and described in the Circular;

(3)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of special resolution, a resolution approving the filing of articles of amendment in order to effect a consolidation of the outstanding common shares of the Corporation on a one-for-twenty basis, all as more particularly set forth and described in the Circular;

(4)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of special resolution, a resolution approving the filing of articles of amendment in order to effect the change of the name of the Corporation from “The Westaim Corporation” to “Peer Construction Group Inc.”, all as more particularly set forth and described in the Circular;

(5)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of ordinary resolution, a resolution approving a new stock option plan of the Corporation, all as more particularly set forth and described in the Circular;

(6)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of ordinary resolution, a resolution approving a new restricted share unit plan of the Corporation, all as more particularly set forth and described in the Information Circular; and

(7)	such other matters determined to be necessary or advisable by the parties.
Specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which Circular forms a part of this notice of the Meeting.
Shareholders who are not able to be present at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed envelope to the Corporation, c/o Computershare Trust Company of Canada (attn: Proxy Department), 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, or by facsimile at 1-866-249-7775. The form of proxy must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.
DATED at Calgary, Alberta, this 9th day of October, 2008.
By Order of the Board of Directors
(signed) Brian D. Heck
Brian D. Heck, Vice President, General Counsel and Corporate Secretary